Exhibit 99.1

The9 Signed a Definitive Agreement to Acquire a Canadian Clean Energy Cryptocurrency Mining Facilities Company

Shanghai, China, June 4, 2021

The9 Limited (Nasdaq: NCTY) (“The9”), an established Internet company, today announced that it signed a definitive agreement (the “Agreement”) to acquire Montcrypto Ltd. ("Montcrypto"), a Canadian company, to build a 20MW supply of electricity in Calgary, Canada. The carbon-neutral infrastructure of Montcrypto provides a greener and more environmentally friendly power supply to the cryptocurrency mining business of The9.

Montcrypto had signed natural gas procurement contracts with local oil extraction companies and plans to build carbon-neutral cryptocurrency mining facilities by using natural gas as the source of electricity power generation. According to the Agreement, The9 plans to invest a total of CAD7.6 million in Montcrypto in two phases to obtain the controlling stake in Montcrypto. Upon the completion of the two phases, the power capacity of the mining facilities will be 20MW, which can supply electricity to operate more than 6,000 S19j Antminers.

Reducing carbon emissions and achieving carbon neutrality have been the consensus among most governments and enterprises in the world. The9 also proactively promotes the implementation of carbon neutrality strategies among its supply and demand chain partners. Montcrypto has a complete solution for the use of clean energy, which can efficiently convert the byproduct natural gas from oil drilling into low-cost electricity, thereby supporting the construction of carbon-neutral cryptocurrency mining facilities.

Montcrypto will cooperate with oil companies in the Calgary area to deploy mobile and modular cryptocurrency mining facilities at the oil well sites, and convert natural gas through a series of processing procedures such as recovery, pretreatment, and energy conversion of the natural gas. This provides a stable supply of electricity for mass cryptocurrency mining machines.

According to the Agreement, The9 will pay hosting fee to Montcrypto at a rate of CAD0.037/kWh for a period of 5 years. When all the 20MW carbon-neutral mining facilities are put into use, the byproduct natural gas in the area will be reduced by approximately 53 million cubic meters every year, and the greenhouse gas emissions of 128,000 tons of carbon dioxide equivalent will be reduced.

The9 also announced the closing of the investment in Skychain Technologies Inc. ("Skychain"), a cryptocurrency mining facilities company listed in TSX Venture Exchange in Canada. The9’s investment in Skychain is for its expansion in the capacity from 20MW to 32MW. The expansion of the mining site is located in Birtle, Manitoba, Canada. Upon the completion of the expansion, The9 will deploy its cryptocurrency mining machines there.

Other than the investments in the construction of the two cryptocurrency mining facilities companies in Canada, The9 is also actively seeking for more efficient and environmentally friendly mining sites around the world for the deployment of its cryptocurrency mining machines.

About The9 Limited

The9 Limited (The9) is an Internet company based in China listed on Nasdaq in 2004. The9 aims to become a diversified high-tech Internet company.

For further information, please contact:

Ms. Connie Sun

Investor Relations Specialist

The9 Limited

Tel: +86-21-6108-6080

Email: IR@corp.the9.com

Website: https://www.the9.com/en